

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-mail
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, NY 14830

> **Re:** **Corning Natural Gas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2012**
> **File No. 333-182386**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With the filing of your next amendment, please also file a marked version of the amendment indicating the changes effected in the registration statement by the amendment. Please refer to Rule 472(a) of the Securities Act.

2. We note your response to comment 2 in our letter dated July 23, 2012 and your statement that you do not "expect" that your officers, directors or affiliates will sell their subscription rights. As it still appears that your officers, directors, and other affiliates have the ability to freely transfer the rights registered in this offering, please provide us with a detailed analysis as to how affiliates may transfer the rights without registration under the Securities Act. Alternatively, please revise the prospectus to clarify that it will cover any such resale transactions.

<u>Where You Can Find More Information, page 30</u>

3. In the third and fourth sentences of the third paragraph, your disclosure suggests that you may have the ability to update your prospectus via the incorporation by reference of subsequently filed information. Please note that, unlike Form S-3, Form S-1 does not provide for incorporation by reference of subsequent information. Please refer to Question 113.02 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website. Please revise your disclosure accordingly.

4. Please also incorporate by reference the current reports on Forms 8-K filed on July 30, 2012. Please refer to Item 12(a)(2) of Form S-1 and Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Deborah J. McLean